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                                   Exhibit 11


Statement Re Computation of Per Share Earnings

         Basic earnings per share of $.95 for the second quarter of 2001 were computed by dividing net income of $30,982,411 by the weighted average number of shares of common stock outstanding during the quarter of 32,531,409.

         Diluted earnings per share of $.94 for the second quarter of 2001 were computed by dividing net income of $30,982,481 by the weighted average diluted number of shares of common stock outstanding during the quarter of 32,953,846.



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